Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220509

PROSPECTUS

4,167,475 shares of common stock

This prospectus relates to the resale by the investors listed in the section titled “Selling Stockholders”, which we refer to as the “Selling Stockholders” of up to an aggregate of 4,167,475 shares of our common stock, par value $0.001 per share (the “Shares”) of which: (i) 1,149,712 are shares of common stock, issuable upon exercise of Series D Warrants (the “2017 $5.56 Warrants”) with an exercise price of $5.56 per share of common stock that were issued to investors and the placement agent and its designee in a private placement that was conducted in July and August 2017 (the “2017 Private Placement”); (ii) 247,916 are shares of common stock, issuable upon exercise of Series A Warrants (the “2015 $9.00 Warrants”) with an exercise price of $9.00 per share of common stock that, were issued to investors and the placement agent and its designee in a private placement that was conducted in October and November 2015 (the “2015 Private Placement”); (iii) 102,678 are shares of common stock, issuable upon exercise of Series A Warrants (the “2015 $7.00 Warrants”) with an exercise price of $7.00 per share of common stock that were issued to the placement agent and its designee in the 2015 Private Placement; (iv) 1,022,279 are shares of common stock, issuable upon exercise of Series A Warrants (the “2014 $4.60 Warrants”) with an exercise price of $4.60 per share of common stock that were issued to investors and the placement agent and its designee in a private placement that was conducted in July and August 2014 (the “2014 Private Placement”); (v) 67,857 are shares of common stock, issuable upon exercise of Series A Warrants (the “2014 $7.00 Warrants”) with an exercise price of $7.00 per share of common stock that were issued to the placement agent and its designee in the 2014 Private Placement; and (vi) 1,577,033 are shares of common stock, issuable upon conversion of 8% Convertible Promissory Notes (the “2017 Notes”) with a conversion price of $4.60 per share of common stock that were issued in the 2017 Private Placement. The Shares were acquired by the Selling Stockholders in connection with separate private placement transactions completed prior to the filing of the registration statement of which this prospectus forms a part.

We will not receive any proceeds from the sale or other disposition of the Shares of common stock covered by this prospectus.  However, we will receive net proceeds of any warrants exercised (unless the warrants are exercised on a cashless basis). We are registering the Shares as required by the Registration Rights Agreements that we entered into with certain of the Selling Stockholders (the “Registration Rights Agreements”) and the placement agent agreement that we entered into with the placement agent.

The Selling Stockholders may offer and sell or otherwise dispose of the Shares described in this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to such prevailing market prices, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices. See “Plan of Distribution” for more information.

Our common stock is traded on the NASDAQ Capital Market under the symbol “YGYI.” On September 27, 2017, the last reported sale price for the common stock was $4.74 per share. We urge prospective purchasers of our common stock to obtain current information about the market prices of our common stock. The prices at which the Selling Stockholders may sell the Shares in this offering will be determined by the prevailing market price for the shares of common stock or in negotiated transactions.

Our executive offices are located at 2400 Boswell Road, Chula Vista, California 91914. Our telephone number is (619) 934-3980.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE THE “RISK FACTORS” ON PAGE 6 OF THIS PROSPECTUS AND ANY SIMILAR SECTION CONTAINED IN THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 27, 2017.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the common stock offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the Securities and Exchange Commission website or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information.”

-i-

ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”). The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC website or at the SEC’s offices listed under the heading “Where You Can Find More Information.” We have not authorized anyone else to provide you with different information or additional information. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents. Unless otherwise stated or the context otherwise requires, references in this prospectus to “Youngevity, the “Company,” “we,” “our,” or “us” refer to Youngevity International, Inc., a Delaware corporation and its consolidated subsidiaries.

PROSPECTUS SUMMARY

Our Business

We are a leading omni-direct lifestyle company offering a hybrid of the direct selling business model that also offers e-commerce and the power of social selling. Assembling a virtual Main Street of products and services under one corporate entity, Youngevity offers products from the six top selling retail categories: health/nutrition, home/family, food/beverage (including coffee), spa/beauty, apparel/jewelry, as well as innovative services.

We operate in two segments: the direct selling segment where products are offered through a global distribution network of preferred customers and distributors and the commercial coffee segment where products are sold directly to businesses. During the six months ended June 30, 2017, we derived approximately 86% of our revenue from direct selling and approximately 14% of our revenue from our commercial coffee sale and during the year ended December 31, 2016, we derived approximately 89% of our revenue from our direct sales and approximately 11% of our revenue from our commercial coffee sales, respectively.

Direct Selling Segment - In the direct selling segment we sell health and wellness, beauty product and skin care, scrap booking and story booking items, packaged food products and other service based products on a global basis and offer a wide range of products through an international direct selling network. Our direct sales are made through our network, which is a web-based global network of customers and distributors. Our multiple independent sales force markets a variety of products to an array of customers, through friend-to-friend marketing and social networking. We consider our company to be an e-commerce company whereby personal interaction is provided to customers by our independent sales network. Initially, our focus was solely on the sale of products in the health, beauty and home care market through our marketing network; however, we have since expanded our selling efforts to include a variety of other products in other markets. Our direct selling segment offers more than 5,000 products to support a healthy lifestyle including:

●	Nutritional supplements	●	Gourmet coffee
●	Weight management	●	Skincare and cosmetics
●	Health and wellness	●	Packaged foods
●	Lifestyle products (spa, bath, home and garden)	●	Pet care
●	Digital products including scrap and memory books	●	Telecare health services
●	Apparel and fashion accessories	●	Business lending

Since 2010 we have expanded our operations through a series of acquisitions of the assets of other direct selling companies including their product lines and sales forces. We have also substantially expanded our distributor base by merging the companies that we have acquired under our web-based independent distributor network, as well as providing our distributors with additional new products to add to their product offerings.

Set forth below is information regarding each of our acquisitions since 2012.

Business	Date of Acquisition	Products Categories

Sorvana International, Inc.	July 1, 2017	Nutritional Supplements and Skin Care Products
Ricolife, LLC	March 1, 2017	Teas
Bellavita Group, LLC	March 1, 2017	Health and Beauty Products
Legacy for Life, LLC	September 1, 2016	i26 supplement
Nature’s Pearl Corporation	September 1, 2016	Nutritional Supplements and Skin Care Products
Renew Interest, LLC (SOZO Global, Inc.)	July 29, 2016	Nutritional Supplements and Skin Care Products
South Hill Designs Inc.	January 20, 2016	Jewelry
PAWS Group, LLC	July 1, 2015	Pet treats
Mialisia & Co., LLC	June 1, 2015	Jewelry
JD Premium LLC	March 4, 2015	Dietary Supplement Company
Sta-Natural, LLC	February 23, 2015	Vitamins Minerals and Supplements for families and their pets
Restart Your Life, LLC	October 1, 2014	Dietary Supplements
Beyond Organics, LLC	May 1, 2014	Organic Food and Beverages
Good Herbs, Inc.	April 28, 2014	Herbal Supplements
Biometics International, Inc.	November 19, 2013	Liquid Supplements
GoFoods Global, LLC	October 1, 2013	Packaged Foods
Heritage Markers, LLC	August 14, 2013	Digital Products
Livinity, Inc.	July 10, 2012	Nutritional Products
GLIE, LLC (DBA True2Life)	March 20, 2012	Nutritional Supplements

Coffee Segment - We engage in the commercial sale of one of our products, our coffee through our subsidiary CLR Roasters, LLC (“CLR”) and its subsidiary. We own a traditional coffee roasting business that produces coffee under its own Café La Rica brand, Josie’s Java House Brand and Javalution brands. CLR produces a variety of private labels through major national sales outlets and to major customers including cruise lines and office coffee service operators, as well as through our distributor network. Our coffee segment CLR was established in 2001 and is a wholly-owned subsidiary. CLR produces and markets a unique line of coffees with health benefits under the JavaFit® brand which is sold directly to consumers. In April 2017, CLR reached an agreement with Major League Baseball’s Miami Marlins to feature CLR’s Café La Rica Gourmet Espresso coffee as the “Official Cafecito of the Miami Marlins” at Marlins Park in Miami, Florida.

Our coffee roasting facility is 50,000 square foot and is SQF Level 2 certified, which is a stringent food safety process that verifies the coffee bean processing plant and distribution facility is in compliance with Certified HACCP (Hazard Analysis, Critical Control Points) food safety plans.

In March 2014, we expanded our coffee segment and started our new green coffee business with CLR’s acquisition of Siles Plantation Family Group, which is a wholly-owned subsidiary of CLR located in Matagalpa, Nicaragua. Siles Plantation Family Group includes “La Pita,” a dry-processing facility on approximately 26 acres of land and “El Paraiso,” a coffee plantation consisting of approximately 500 acres of land and thousands of coffee plants which produces 100 percent Arabica coffee beans that are shade grown, Organic, Rainforest Alliance Certified™ and Fair Trade Certified™.

The plantation and dry-processing facility allows CLR to control the coffee production process from field to cup. The dry-processing plant allows CLR to produce and sell green coffee to major coffee suppliers in the United States and around the world. CLR has engaged a husband and wife team to operate the Siles Plantation Family Group by way of an operating agreement. The agreement provides for the sharing of profits and losses generated by the Siles Plantation Family Group after certain conditions are met. CLR has made substantial improvements to the land and facilities since 2014.

Our Corporate History

Youngevity International, Inc., formerly AL International, Inc., founded in 1996, operates through the following domestic wholly-owned subsidiaries: AL Global Corporation, which operates our direct selling networks, CLR Roasters, LLC (“CLR”), our commercial coffee business, 2400 Boswell LLC, MK Collaborative LLC, and Youngevity Global LLC. Our foreign wholly-owned subsidiaries include Youngevity Australia Pty. Ltd., Youngevity NZ, Ltd., Siles Plantation Family Group S.A. located in Nicaragua, Youngevity Mexico S.A. de CV, Youngevity Israel, Ltd., Youngevity Russia LLC, Youngevity Colombia S.A.S., Youngevity International Singapore Pte. Ltd., Mialisia Canada, Inc., Legacy for Life Limited (Hong Kong), and the BellaVita Group LLC; Taiwan, Hong Kong, Singapore, Indonesia, Malaysia and Japan.

The Company also operates subsidiary branches of Youngevity Global LLC in the Republic of the Philippines and the Taiwan Province of the People’s Republic of China.

On July 11, 2011, AL Global Corporation, a privately held California corporation (“AL Global”), merged with and into a wholly-owned subsidiary of Javalution Coffee Company, a publicly traded Florida corporation (“Javalution”). After the merger, Javalution reincorporated in Delaware and changed its name to AL International, Inc. In connection with this merger, CLR, which had been a wholly-owned subsidiary of Javalution prior to the merger, continued to be a wholly-owned subsidiary of the Company. CLR operates a traditional coffee roasting business, and through the merger we were provided access to additional distributors, as well as added the JavaFit® product line to our network of direct marketers.

Effective July 23, 2013, we changed our name from AL International, Inc. to Youngevity International, Inc.

On February 23, 2017, our Board of Directors and holders of in excess of a majority of our voting stock approved an amendment to our Certificate of Incorporation to effectuate: (i) a reverse stock split (the “Reverse Split”) of the issued and outstanding shares of common stock at a ratio to be determined in the discretion of our board of directors within a range of one share of common stock for every fifteen (15) to twenty-five (25) shares of common stock; (ii) a decrease in the number of shares of (a) common stock authorized from 600,000,000 to 50,000,000 and (b) preferred stock authorized from 100,000,000 to 5,000,000 (the “Decrease”); concurrently with the Reverse Split; and an amendment to our 2012 Stock Option Plan (the “Plan”) to increase the number of shares of common stock available for grant and to expand the types of awards available for grant (the “Plan Amendments ”).

On June 5, 2017, we filed a certificate to amend our Articles of Incorporation to effect a reverse split on a one-for-twenty basis (the “Reverse Split”), whereby, every twenty shares of our common stock, par value $0.001 per share, were exchanged for one share of our of common stock. The Reverse Split became effective on June 7, 2017. The common stock began trading on a reverse split basis at the market opening on June 8, 2017.

Emerging Growth Company

We are an emerging growth company under the Jumpstart Our Business Startups Act (the “JOBS Act”), which was enacted in April 2012. We shall continue to be deemed an emerging growth company until the earliest of:

(a) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more;
(b) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement;
(c) the date on which we have issued more than $1 billion in non-convertible debt, during the previous 3-year period, issued; and
(d) the date on which we are deemed to be a large accelerated filer.

As an emerging growth company we will be subject to reduced public company reporting requirements and are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures. Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company we are also exempt from Section 14A (a) and (b) of the Securities Exchange Act of 1934 which require the shareholder approval, on an advisory basis, of executive compensation and golden parachutes.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Our Corporate Headquarters

Our corporate headquarters are located at 2400 Boswell Road, Chula Vista, California 91914. This is also the location of our operations and distribution center. The facility consists of a 59,000 square foot Class A single use building that is comprised 40% of office space and the balance is used for distribution.

Available Information

Our common stock is traded on the NASDAQ Capital Market, under the symbol “YGYI.”

Additional information about our company is contained at our website, http://www.youngevity.com. Information contained on our website is not incorporated by reference into, and does not form any part of this Prospectus. We have included our website address as a factual reference and do not intend it to be an active link to our website. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the investor relations page of our internet website as soon as reasonably practicable after those reports are electronically filed with, or furnished to, the SEC. The following Corporate Governance documents are also posted on our website: Code of Business Conduct and Ethics and the Charters for the Audit Committee and Compensation Committee. Our phone number is (619) 934-3980 and our facsimile number is (619) 934-5009.

THE OFFERING

Issuer	Youngevity International, Inc.

Securities offered
This prospectus covers the sale of up to 4,167,475 shares of common stock, of which (i) 1,149,712 are shares of common stock, issuable upon exercise of the 2017 $5.56 Warrants; (ii) 247,916 are shares of common stock, issuable upon exercise of the 2015 $9.00 Warrants; (iii) 102,678 are shares of common stock, issuable upon exercise of the 2015 $7.00 Warrants; (iv) 1,022,279 are shares of common stock, issuable upon exercise of the 2014 $4.60 Warrants; (v) 67,857 are shares of common stock, issuable upon exercise of the 2014 $7.00 Warrants; and (vi) 1,577,033 are shares of common stock, issuable upon conversion of the 2017 Notes with a conversion price of $4.60.

Common stock as of August 31, 2017 (1)	19,678,166 shares

Use of Proceeds
We will not receive proceeds from the sale or other disposition of the shares of common stock covered by this prospectus.  However, we will receive net proceeds of any warrants exercised (unless the warrants are exercised on a cashless basis). See “Use of Proceeds.”

Risk Factors
You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

Nasdaq symbol	Our common stock is traded on the Nasdaq Capital Market under the symbol “YGYI.”

(1)
The number of shares of our common stock outstanding is based on the number of shares of our common stock outstanding as of August 31, 2017. This number excludes (i) 678,568 shares of common stock that are issuable upon conversion of the notes issued in the 2014 Private Placement (the “2014 Notes”) with an exercise price of $7.00 per share; (ii) 428,571 shares of common stock that are issuable upon conversion of the notes issued in the 2015 Private Placement (the “2015 Notes”) with an exercise price of $7.00 per share; (iii) 1,577,033 shares of common stock that are issuable upon conversion of the 2017 Private Placement (the “2017 Notes”) with a conversion price of $4.60 per share; (iv) 1,149,712 are shares of common stock that are issuable upon exercise of the 2017 $5.56 Warrants; (v) 247,916 are shares of common stock that are issuable upon exercise of the 2015 $9.00 Warrants; (vi) 102,678 are shares of common stock that are issuable upon exercise of the $7.00 2015 Warrants; (vii) 1,022,279 are shares of common stock that are, issuable upon exercise of the 2014 $4.60 Warrants; (viii) 67,857 are shares of common stock that are issuable upon exercise of the 2014 $7.00 Warrants; (ix) 82,124 are shares of common stock that are issuable upon exercise of other current outstanding warrants at an average exercise price of $6.00; (x) 1,696,858 shares of common stock that are issuable upon exercise of outstanding options, with a weighted average exercise price of $4.63; and (xi) 500,000 shares of common stock that are issuable upon being vested of restricted stock units which were issued under our 2012 Equity Incentive Plan.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the risks discussed under the section captioned “Risk Factors” contained in our most recent annual report on Form 10-K/A and in our quarterly reports on Form 10-Q/A for the quarter ended March 31, 2017 and Form 10-Q for the quarter ended June 30, 2017 as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of which is incorporated by reference in this prospectus in its entirety, together with other information in this prospectus, and the information and documents incorporated by reference in this prospectus, and any free writing prospectus that we have authorized for use in connection with this offering before you make a decision to invest in our common stock. If any of these events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose all or part of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus may include forward-looking statements that reflect our current views with respect to our ongoing and planned clinical trials, business strategy, business plan, financial performance and other future events. These statements include forward-looking statements both with respect to us, specifically, and the biotechnology sector, in general. We make these statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

All forward-looking statements involve inherent risks and uncertainties, and there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those factors set forth under the caption “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in our most recent Annual Report on Form 10-K/A and our Quarterly Reports on Form 10-Q/A for the quarter ended March 31, 2017 and Form 10-Q for the quarter ended June 30, 2017, all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus supplement and the accompanying prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materializes, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we anticipate. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this Note. Before purchasing any shares of common stock, you should consider carefully all of the factors set forth or referred to in this prospectus that could cause actual results to differ.

USE OF PROCEEDS

All of the Shares covered by this prospectus are being sold by the Selling Stockholders. See “Selling Stockholders.” We will not receive any proceeds from these sales of the Shares. A portion of the Shares covered by this prospectus are issuable upon exercise of warrants to purchase our common stock. Upon any exercise of the warrants for cash, the Selling Stockholders would pay us the exercise price of the warrant. Cash received from exercise of any warrants will be used for general corporate purposes. Additionally, the warrants may be exercised on a cashless basis. If the warrants are exercised on a cashless basis, we would not receive any cash payment from such Selling Stockholder upon any exercise of the warrants.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. Moreover, we do not anticipate paying cash dividends on our common stock for the foreseeable future. We intend to use all available cash and liquid assets in the operation and growth of our business. Any future determination about the payment of dividends will be made at the discretion of our board of directors and will depend upon our earnings, if any, capital requirements, operating and financial conditions and on such other factors as our board of directors deems relevant.

SELLING STOCKHOLDERS

This prospectus covers the offer and disposition by the Selling Stockholders identified below, or their transferee(s), of a total of up to 4,167,475 Shares. All of the Shares being offered under this prospectus were acquired by the Selling Stockholders in connection with private financings.

The securities upon which the Shares may be issued have been sold to the Selling Stockholders in private financings pursuant to an exemption from registration provided by Rule 506 of Regulation D under the Securities Act. In connection with the private financings, we entered into registration rights agreements with certain of the Selling Stockholders pursuant to which we agreed to file a registration statement to register the Shares. The Selling Stockholders made to us certain representations, warranties, covenants, and conditions customary for private placement investments to accredited investors.

The table below presents information regarding the Selling Stockholders and the Shares that they may sell or otherwise dispose of from time to time under this prospectus. The table is based on information supplied to us by the Selling Stockholders and reflects holdings as of August 31, 2017. Percentages of beneficial ownership are based upon 19,678,166 shares of common stock outstanding as of August 31, 2017. Beneficial ownership is determined under Section 13(d) of the Exchange Act, and generally includes voting or investment power with respect to securities and including any securities that grant the Selling Stockholders the right to acquire common stock within 60 days of August 31, 2017.

We do not know when or in what amounts the Selling Stockholders may sell or otherwise dispose of the Shares covered hereby. We currently have no agreements, arrangements or understandings with the Selling Stockholders regarding the sale of any of the Shares by it other than the registration rights agreements described below. The Selling Stockholders might not sell any or all of the Shares covered by this prospectus or may sell or dispose of some or all of the Shares other than pursuant to this prospectus. Because the Selling Stockholders may not sell or otherwise dispose of some or all of the Shares covered by this prospectus and because there are currently no agreements, arrangements or understandings with respect to the sale or other disposition of any of the Shares, we cannot estimate the number of the Shares that will be held by the Selling Stockholder after completion of the offering. See “Plan of Distribution.”

Neither the Selling Stockholders nor any of their affiliates has held any position or office or had any other material relationship with us in the past three years except as described in the table below and except for Paul Sallwasser who was appointed as a member of our Board of Directors on June 1, 2017. Of the shares being offered under this prospectus 490,516 shares of common stock are issuable upon exercise of warrants that were issued to TriPoint Global Equities, LLC, as compensation as the placement agent in our 2014 Private Placement, 2015 Private Placement and 2017 Private Placement and its designee.

The Shares being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the Selling Stockholders named below.

The Selling Stockholders, or their partners, pledgees, donees, transferees or other successors that receive the Shares and their corresponding registration in accordance with the registration rights agreement to which the Selling Stockholders are party, may sell up to all of the Shares shown in the table below under the heading “Total Shares Being Sold in the Offering Covered by this Prospectus” pursuant to this Prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the Selling Stockholders are not obligated to sell any of the Shares offered by this prospectus.

Information about the Selling Stockholder may change from time to time. Any changed information with respect to which we are given notice will be included in prospectus supplements.

Selling Stockholder	Number of Shares Beneficially Owned Before the Sale of all the Shares Covered by this Prospectus		Percentage of Beneficial Ownership Before the Sale of all Shares Covered by this Prospectus	Total Shares Being Sold in the Offering Covered by this Prospectus	Shares Beneficially Owned After the Sale of all Shares Covered by this Prospectus	Percentage of Beneficial Ownership After the Sale of all Shares Covered by this Prospectus
Joseph A. Arleo & Phyllis Rubin	82,352	(1)	*	8,152	74,200	*
Raymond Bennett	318,913	(2)	1.6%	48,913	270,000	1.4%
Douglas Briskie	25,086	(3)	*	9,782	15,304	*
Madia Briskie & Daniel Briskie	10,640	(4)	*	4,891	5,749	*
Lorraine Catalano	32,609	(5)	*	32,609	-	*
Alexandra Connolly	7,790	(6)	*	6,522	1,268	*
Dana Connolly	12,652	(7)	*	8,152	4,500	*
Robert Connolly	43,852	(8)	*	8,152	35,700	*
Raul Cordero	38,209	(9)	*	32,609	5,600	*
Anthony Dali & Sharon Feinblatt-Dali	25,505	(10)	*	16,305	9,200	*
Joseph Dopico III	68,890	(11)	*	27,717	41,173	*
Scott Fisher	96,522	(12)	*	81,522	15,000	*
Denis Fortin	84,627	(13)	*	48,913	35,714	*
Brian Frank	404,715	(14)	1.8%	337,764	66,951	*
Steven M. Gambardella & Patricia Gambardella	63,605	(15)	*	32,609	30,996	*
Carl Grover	4,097,432	(16)	9.9%	2,839,871	1,257,561	5.2%
Francis X. Kiernan	24,456	(17)	*	24,456	-	*
R. David Kupiec	59,295	(18)	*	24,456	34,839	*
Matthew Light	77,609	(19)	*	32,609	45,000	*
Lita Mitchell	46,233	(20)	*	40,761	5,472	*
Robert Mitchell	150,283	(21)	*	114,130	36,153	*
Thomas Myers	224,175	(22)	*	70,258	153,917	*
Northwest Enterprises, Ltd.	95,165	(23)	*	48,913	46,252	*
Danny Pesce	8,999	(24)	*	8,152	847	*
John P. Pinto	41,670	(25)	*	32,609	9,061	*
Robert Pulizzotto	47,500	(26)	*	22,500	25,000	*
Barbara Reynolds	67,665	(27)	*	16,305	51,360	*
Paul Sallwasser	108,934	(28)	*	35,091	73,843	*
TriPoint Global Equities, LLC.	170,408	(29)	*	152,752	17,656	*

* less than 1%

(1)
Includes (i) 2,717 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 5,435 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $25,000; (iii) 30,000 shares of common stock held by Joseph A. Arleo; (iv) 30,000 shares of common stock held by Phyllis Rubin; and (v) 14,200 shares of common stock held in joint ownership.

(2)
Includes (i) 16,304 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 32,609 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $150,000; and (iii) 270,000 shares of common stock.

(3)
Includes (i) 9,782 shares of common stock issuable upon exercise of a 2014 $4.60 Warrant; (ii) 7,142 shares of common issuable upon conversion of a note in the principal amount of $50,000 acquired in the 2014 Private Placement; and (iii) 8,162 shares of common stock held. Douglas Briskie is the brother of David Briskie, our President and Chief Financial Officer.

(4)
Includes (i) 4,891 shares of common stock issuable upon exercise of a 2014 $4.60 Warrant; (ii) 3,571 shares of common issuable upon conversion of a note in the principal amount of $25,000 acquired in the 2014 Private Placement; (iii) 500 shares of common stock held by Daniel Briskie; and (iv) 1,678 shares of common stock held jointly. Maida Briskie and Daniel Briskie are the parents of David Briskie, our President and Chief Financial Officer.

(5)
Includes (i) 10,870 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 21,739 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $100,000.

(6)
Includes (i) 2,174 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 4,348 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $20,000; and (iii) 1,268 shares of common stock.

(7)
Includes (i) 2,717 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 5,435 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $25,000; and (iii) 4,500 shares of common stock.

(8)
Includes (i) 2,717 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 5,435 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $25,000; and (iii) 35,700 shares of common stock.

(9)
Includes (i) 10,870 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 21,739 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $100,000; and (iii) 5,600 shares of common stock.

(10)
Includes (i) 5,435 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 10,870 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $50,000; and (iii) 5,000 shares of common stock held by Anthony Dali; and (iv) 4,200 shares of common stock held jointly.

(11)
Includes (i) 9,239 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 18,478 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $85,000; and (iii) 41,173 shares of common stock.

(12)
Includes (i) 27,174 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 54,348 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $250,000; and (iii) 15,000 shares of common stock.

(13)
Includes (i) Warrants to initially purchase 48,913 shares of common stock issuable upon exercise of a 2014 $4.60 Warrant; and (ii) 35,714 shares of common issuable upon conversion of a note in the principal amount of $250,000 acquired in the 2014 Private Placement.

(14)
Includes (i) Warrants to initially purchase 44,107 shares of common stock issuable upon exercise of a 2014 $7.00 Warrant; (ii) 60,407 shares of common stock issuable upon exercise of a 2014 $4.60 Warrant; (iii) 35,458 shares of common stock issuable upon exercise of a 2015 $9.00 Warrant; (iv) 75,982 shares of common stock issuable upon exercise of a 2015 $7.00 Warrant; and (v) 121,810 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (vi) 32,812 shares of common stock issued to Mr. Frank for his fee related to the January 2015 Private Placement; (vii) 15,422 shares of common stock to be issued to Mr. Frank for his fee related to the 2017 Private Placement; and (viii) 18,717 shares of common stock. Mr. Frank is an employee of TriPoint Global Equities, LLC, a registered broker dealer and as such is an affiliate of a broker dealer.

(15)
Includes (i) 10,870 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 21,739 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $100,000; and (iii) 30,996 shares of common stock held jointly.

(16)
Includes (i) Warrants to initially purchase 782,608 shares of common stock issuable upon exercise of a 2014 $4.60 Warrant; (ii) 200,000 shares of common stock issuable upon exercise of a 2015 $9.00 Warrant; and (iii) 735,030 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant. Also includes 1,122,233 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $5,162,273. Mr. Grover also owns 571,428 shares of common stock issuable upon conversion of a note in the principal amount of $4,000,000 that Mr. Grover acquired in the 2014 Private Placement and 428,571 shares of common stock issuable upon conversion of a note in the principal amount of $3,000,000 that he acquired in the 2015 Private Placement and 257,562 shares of common stock. Mr. Grover has a contractual agreement with us that limits his exercise of warrants and conversion of notes such that his beneficial ownership of our equity securities to no more than 9.99% of the voting power of the Company at any one time and therefore his beneficial ownership does not include the shares of common stock issuable upon conversion of notes or exercise or warrants owned by Mr. Grover if such conversion or exercise would cause his beneficial ownership to exceed 9.99% of our outstanding shares of common stock.

(17)
Includes (i) 8,152 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; and (ii) 16,304 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $75,000.

(18)
Includes (i) 8,152 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 16,304 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $75,000; and (iii) 34,839 shares of common stock.

(19)
Includes (i) 10,870 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 21,739 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $100,000; and (iii) 45,000 shares of common stock.

(20)
Includes (i) 13,587 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 27,174 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $125,000; and (iii) 5,472 shares of common stock.

(21)
Includes (i) 38,043 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 76,087 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $350,000; and (iii) 36,153 shares of common stock.

(22)
Includes (i) Warrants to initially purchase 19,565 shares of common stock issuable upon exercise of a 2014 $4.60 Warrant; (ii) 17,984 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (iii) 32,709 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $150,460; (iv) 14,285 shares of common stock issuable upon conversion of a note in the principal amount of $100,000 acquired by Mr. Myers in the 2014 Private Placement; and (v) 139,632 shares of common stock.

(23)
Includes (i) Warrants to initially purchase 48,913 shares of common stock issuable upon exercise of a 2014 $4.60 Warrant; (ii) 35,714 shares of common stock issuable upon conversion of a note in the principal amount of $250,000 acquired in the 2014 Private Placement; and (iii) 10,538 shares of common stock. Keith Halls is the principal of Northwest Enterprises, Ltd.

(24)
Includes (i) 2,717 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 5,435 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $25,000; and (iii) 847 shares of common stock.

(25)
Includes (i) 10,870 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; and (ii) 21,739 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $100,000; and (iii) 9,061 shares of common stock.

(26)
Includes (i) 7,500 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 15,000 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $69,000; and (iii) 25,000 shares of common stock.

(27)
Includes (i) 5,435 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (ii) 10,870 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $50,000; and (iii) 51,360 shares of common stock.

(28)
Includes (i) Warrants to initially purchase 14,673 shares of common stock issuable upon exercise of a 2014 $4.60 Warrant; (ii) 11,154 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (iii) 10,714 shares of common stock issuable upon conversion of a 2014 Note in the principal amount of $75,000; (iv) 9,264 shares of common stock issuable upon conversion of a 2017 Note in the principal amount of $42,615; (v) 58,129 shares of common stock; and (vi) 5,000 shares of common stock issuable upon the exercise of options. Mr. Sallwasser is a member of the Board of Directors.

(29)
Includes (i) Warrants to initially purchase 23,750 shares of common stock issuable upon exercise of a 2014 $7.00 Warrant; (ii) 32,527 shares of common stock issuable upon exercise of a 2014 $4.60 Warrant; (iii) 12,458 shares of common stock issuable upon exercise of a 2015 $9.00 Warrant; (iv) 26,696 shares of common stock issuable upon exercise of a 2015 $7.00 Warrant; and (v) 57,321 shares of common stock issuable upon exercise of a 2017 $5.56 Warrant; (vi) 10,398 shares of common stock; and (vii) 7,258 shares of common stock to be issued to TriPoint Global Equities, LLC, for their fee related to the 2017 Private Placement. TriPoint Global Equities, LLC is a registered broker-dealer. Mark Elenowitz, Chief Executive Officer and Michael Boswell, President and Chief Operating Officer of TriPoint Global equities, LLC have control over the voting and dispositions of the shares of common stock underlying the warrants. TriPoint Global Equities, LLC served as the placement agent in our 2014 Private Placement, 2015 Private Placement and 2017 Private Placement.

PLAN OF DISTRIBUTION

We are registering the shares of common stock underlying convertible notes and warrants previously issued and issuable to the Selling Stockholders to permit the resale of these underlying shares of common stock by the Selling Stockholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the Shares. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The Selling Stockholders, or his, its or their pledges, donees, transferees, or any of its successors in interest selling shares received from the Selling Stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus, may sell all or a portion of the Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be affected in transactions, which may involve crosses or block transactions:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
●	in the over-the-counter market;
●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
●	through the writing of options, whether such options are listed on an options exchange or otherwise;
●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	short sales;
●	through the distribution of the common stock by any Selling Stockholders to its partners, members or stockholders;
●	through one or more underwritten offerings on a firm commitment or best efforts basis;
●	sales pursuant to Rule 144;
●	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
●	a combination of any such methods of sale; and
●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also transfer the Shares by gift. The Selling Stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the Shares. These brokers, dealers or underwriters may act as principals, or as an agent of a Selling Stockholders. Broker-dealers may agree with the Selling Stockholders to sell a specified number of the Shares at a stipulated price per security. If the broker-dealer is unable to sell the Shares acting as agent for the Selling Stockholders, it may purchase as principal any unsold Shares at the stipulated price. Broker-dealers who acquire Shares as principals may thereafter resell the Shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the Shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

The Selling Stockholders may also sell the Shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the Shares are covered by this prospectus.

If the Selling Stockholders effects such transactions by selling Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Shares in the course of hedging in positions they assume. The Selling Stockholders may also sell Shares short and deliver Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge Shares to broker-dealers that in turn may sell such shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the Shares owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In addition, the Selling Stockholders may, from time to time, sell the Shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the Shares offered under this prospectus may be used to cover short sales.

The Selling Stockholders and any broker-dealer participating in the distribution of the Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act.

Under the securities laws of some states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the Selling Stockholders will sell any or all of the Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Shares to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

The Shares offered hereby were originally issued to the Selling Stockholders pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register the Shares under the Securities Act. We will pay all expenses of the registration of the Shares estimated to be $37,000 in total, including, without limitation, SEC filing fees.

Once sold under the registration statement, of which this prospectus forms a part, the Shares will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

Our authorized capital consists of 50 million shares of common stock, par value $0.001 per share, and 5 million shares of preferred stock, par value $0.001 per share. As of August 31, 2017, 19,678,166 shares of common stock were issued and outstanding and 161,135 shares of preferred stock were issued and outstanding.

Common Stock

We may issue shares of our common stock from time to time. Holders of shares of common stock have the right to cast one vote for each share of common stock in their name on our books, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute, by our certificate of incorporation, or by our bylaws, the presence, in person or by proxy duly authorized, of the one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our certificate of incorporation. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

There are no restrictions in our certificate of incorporation or bylaws that prevent us from declaring dividends. We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

Holders of shares of our common stock are not entitled to preemptive or subscription or conversion rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of common stock are, and the shares of common stock sold in the offering when issued will be fully paid and non-assessable.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue up to 5 million shares of preferred stock in one or more series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of the preferred stock. Of the 5 million shares of preferred stock, 161,135 have been designated as Series A Convertible Preferred Stock ("Series A Preferred"). However, the effects might include:

●	restricting dividends on our common stock;
●	diluting the voting power of our common stock;
●	impairing liquidation rights of our common stock; or
●	delaying or preventing a change in control of us without further action by our stockholders.

The Board of Directors’ authority to issue preferred stock without stockholder approval could make it more difficult for a third-party to acquire control of our company, and could discourage such attempt. We have no present plans to issue any shares of preferred stock.

Series A

The Company had 161,135 shares of Series A Preferred outstanding as of August 31, 2017. The holders of the Series A Preferred are entitled to receive a cumulative dividend at a rate of 8.0% per year, payable annually either in cash or shares of our common stock at our election. Shares of common stock paid as accrued dividends are valued at $10.00 per share. Each share of Series A Preferred is convertible into two shares of our common stock. The holders of Series A Preferred are entitled to receive payments upon liquidation, dissolution or winding up of our company before any amount is paid to the holders of common stock. The holders of Series A Preferred shall have no voting rights, except as required by law.

Outstanding Warrants

As of August 31, 2017, we had issued and outstanding warrants to purchase 2,672,506 shares of common stock at prices ranging from $2.00 to $10.00. All warrants are currently exercisable and expire at various dates through November 2022.

Included in the warrants are (i) warrants to purchase 1,149,712 shares of our common stock that were issued in the 2017 Private Placement and have an exercise price of $5.56 per share of common stock and expire three years after issuance; (ii) warrants to purchase 247,916 shares of ourcommon stock that were issued in the 2015 Private Placement and have an exercise price of $9.00 per share of common stock and expire five years after issuance; (iii) warrants to purchase 102,678 shares of our common stock that were issued in the 2015 Private Placement and have an exercise price of $7.00 per share of common stock and expire three years after issuance; (iv) warrants to purchase 67,857 shares of our common stock that were issued in the 2014 Private Placement and have an exercise price of $7.00 per share of common stock and expire five years after issuance; (v) warrants to purchase 1,022,279 shares of our common stock that were issued in the 2014 Private Placement and have an exercise price of $4.60 per share of common stock and expire five years after issuance; and (vi) warrants to purchase 82,124 shares of our common stock issuable upon exercise and have an average exercise price of $6.00 per share of common stock and expire in December 2018. The Warrants contain cashless exercise provisions in the event a registration statement registering the common stock underlying the Warrants is not effective at the time of exercise and customary anti-dilution protection and registration rights.

Options Outstanding

As of August 31, 2017, we had issued and outstanding options to purchase 1,696,858 shares of common stock with a weighted average exercise price of $4.63. There are currently 979,533 options available for exercise at various dates through 2027.

Restricted Stock Units

As of August 31, 2017, we had issued and outstanding restricted stock units of 500,000 shares of common stock that are issuable upon being vested which were issued under our 2012 Equity Incentive Plan.

Convertible Notes

We issued the 2014 Notes in the aggregate principal amount of $4,750,000. The 2014 Notes are currently convertible into 678,568 shares of our common stock at a conversion price of $7.00 per share, and warrants to purchase 929,345 shares of Common Stock at an exercise price of $4.60 per share. The 2014 Notes bear interest at a rate of 8% per annum. We have the right to prepay the 2014 Notes at any time after the one year anniversary date of the issuance of the 2014 Notes at a rate equal to 110% of the then outstanding principal balance and accrued interest. The 2014 Notes rank senior to all of our debt other than certain senior debt. CLR, our wholly-owned subsidiary, has provided collateral to secure the repayment of the Notes and has pledged its assets (which lien is junior to CLR’s equipment leases but senior to all of its other obligations), all subject to the terms and conditions of a security agreement among us, CLR and the investors. Stephan Wallach, our Chief Executive Officer, has also personally guaranteed the repayment of the 2014 Notes, subject to the terms of a Guaranty executed by him with the investors. In addition, Mr. Wallach has agreed not to sell, transfer or pledge 1.5 million shares of the common stock that he owns so long as his personal guaranty is in effect.

In November 2015, we completed the 2015 Private Placement and entered into Note Purchase Agreements with three (3) accredited investors pursuant to which we sold senior secured convertible notes in the aggregate principal amount of $7,187,500 (which includes $4,000,000 owed on a prior debt that was applied to the purchase of units in this offering), that are convertible into 1,026,784 shares of common stock at a conversion price of $7.00 per share and warrants exercisable to purchase an aggregate of 479,166 shares of common stock from us at a price per share of $9.00. The 2015 Notes are due in October 2018 if the option to convert has not been exercised. The 2015 Notes bear interest at a rate of eight percent (8%) per annum. We have the right to prepay the 2014 Notes at any time after the one year anniversary date of the issuance of the 2015 Notes at a rate equal to 110% of the then outstanding principal balance and accrued interest. The 2015 Notes rank senior to all of our debt other than certain debt owed to Crestmark Bank, the investors in our prior private placements, a mortgage on property, and any refinancing’s thereof. We and CLR, have provided collateral to secure the repayment of the 2015 Notes and have pledged our assets (which liens are junior to CLR’s equipment leases and junior to the rights of note holders in our prior financings but senior to all of their other obligations), all subject to the terms and conditions of a security agreement among us, CLR and the investors. Stephan Wallach, our Chief Executive Officer, has also personally guaranteed the repayment of the 2015 Notes, subject to the terms of a Guaranty executed by him with the investors. In addition, Mr. Wallach has agreed not to sell, transfer or pledge the 1.5 million shares of the common stock that are currently pledged as collateral to a previous financing so long as his personal guaranty is in effect. As of the date hereof, notes in the principal amount of $3,000,000 remain outstanding, that are convertible into 428,571 shares of common stock.

In August 2017 we completed the 2017 Private Placement and entered into Note Purchase Agreements with 26 accredited investors pursuant to which we sold senior secured convertible notes in the aggregate principal amount of $7,254,349 initially convertible into 1,577,033 shares of common stock, at $4.60 per share (subject to adjustment); and (ii) 2017 $5.56 warrants to purchase 1,149,712 shares issuable upon conversion of the 2017 Note at an exercise price equal to $5.56. As part of the 2017 Private Placement, three (3) investors in our 2015 Private Placement (the “Prior Investors”), converted their 2015 Notes in the aggregate principal amount of $4,200,349 together with accrued interest thereon into new convertible notes for an equal principal amount (included in the notes referred to above), convertible into 913,119 2017 $5.56 warrants to purchase an aggregate of 456,560 shares of common stock. The new note will carry the same interest rate as the prior note. The Prior Investors exchanged their 2015 $7.00 warrants to purchase an aggregate of 279,166 shares of common stock for a new warrant to purchase an aggregate of 182,065 shares of common stock.  For twelve (12) months following the closing, the investors in the 2017 Private Placement have the right to participate in any future equity financings by us up to their pro rata share of the maximum offering amount in the aggregate.

Registration Rights

In connection with the 2017 Private Placement, we also entered into the “Registration Rights Agreement” with the investors in the 2017 Private Placement. The Registration Rights Agreement requires that we file a registration statement (the “Initial Registration Statement”) with the Securities and Exchange Commission within ninety (90) days of the final closing date of the 2017 Private Placement for the resale by the investors of all of the shares common stock underlying the senior convertible notes and warrants and all shares of common stock issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect thereto (the “Registrable Securities”) and that the Initial Registration Statement be declared effective by the SEC within 180 days of the final closing date of the 2017 Private Placement or if the registration statement is reviewed by the SEC 210 days after the final closing date or the 2017 Private Placement. Upon the occurrence of certain events (each an “Event”), we will be required to pay to the investors liquidated damages of 1.0% of their respective aggregate purchase price upon the date of the Event and then monthly thereafter until the Event is cured. In no event may the aggregate amount of liquidated damages payable to each of the investors exceed in the aggregate 10% of the aggregate purchase price paid by such investor for the Registrable Securities.

Potential Anti-Takeover Effects

Certain provisions set forth in our Certificate of Incorporation, as amended, in our bylaws and in Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Our Certificate of Incorporation contains a provision that permits us to issue, without any further vote or action by the stockholders, up to five million shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

In particular our bylaws and Delaware General Corporate Law, as applicable, among other things:

●
Provide the board of directors with the ability to alter the bylaws without stockholder approval; and
●
Provide that vacancies on the board of directors may be filled by a majority of directors in the office, although less than a quorum.

While the foregoing provision of our certificate of incorporation, and provisions of Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

In general, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of ten percent or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Listing of Common Stock

Our common stock is currently quoted on the NASDAQ National Market under the trading symbol “YGYI.”

LEGAL MATTERS

Gracin & Marlow, LLP, New York, New York, will pass upon certain legal matters relating to the issuance and sale of the common stock offered hereby.

EXPERTS

The financial statements of Youngevity International, Inc. as of December 31, 2016 and 2015 and for each of the two years ended in the period ended December 31, 2016 incorporated by reference in this prospectus have been so incorporated in reliance on the reports of Mayer Hoffman McCann P.C., an independent registered accounting firm, incorporated herein by reference, given on authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our public filings are also available to the public at the SEC’s web site at http://www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference room or Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC (other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to the termination of this offering:

●
Our annual report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on March 30, 2017 and our annual report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2016 filed with the SEC on August 14, 2017 (File No. 000-54900);

●
Our quarterly report on Form 10-Q for the quarter ended March 31, 2017 filed with the SEC on May 5, 2017 and our quarterly report on Form 10-Q/A (Amendment No.1) for the quarter ended March 31, 2017 filed with the SEC on August 14, 2017 and our quarterly report on Form 10-Q for the quarter ended June 30, 2017 filed with the SEC on August 14, 2017 (File No. 000-54900);

●	Our current reports on Form 8-K filed with the SEC on May 2, 2017, June 5, 2017, June 7, 2017, August 3, 2017, August 14, 2017 and August 21, 2017 (File No. 000-54900); and

●	The description of our common stock set forth in our registration statement on Form 8-A12B, filed with the SEC on June 15, 2017 (File No. 000-54900).

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number: Youngevity International, Inc., 2400 Boswell Road, Chula Vista, California 91914, (619) 934-3980.

DISCLOSURE OF THE SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Delaware General Corporation Law, our certificate of incorporation, as amended, and our bylaws. Section 145 of the Delaware General Corporation Law provides that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that: (1) his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and (2) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Our certificate of incorporation provides for indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

This provision is intended to afford directors and officer’s protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Up to 4,167,475 Shares of Common Stock

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the Selling Stockholders have authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. This prospectus is not an offer to sell these securities in any state or other jurisdiction where the offer or sale is not permitted.